Exhibit (a)(5)

Bilibili Inc. Announces Repurchase Right Notification for

0.50% Convertible Senior Notes due 2026

SHANGHAI, China, October 21, 2024 — Bilibili Inc. (“Bilibili” or the “Company”) (Nasdaq: BILI and HKEX: 9626), an iconic brand and a leading video community for young generations in China, today announced that it is notifying holders of its 0.50% Convertible Senior Notes due 2026 (CUSIP No. 090040AF3) (the “Notes”) that, pursuant to the Indenture dated as of November 23, 2021 (the “Indenture”) relating to the Notes by and between the Company and Deutsche Bank Trust Company Americas, as trustee, each holder has the right, at the option of such holder, to require the Company to repurchase all of such holder’s Notes or any portion thereof that is an integral multiple of US$1,000 principal amount for cash on December 1, 2024 (the “Repurchase Right”). Holders of the Notes may exercise the Repurchase Right from 12:01 a.m., New York City time, on Tuesday, October 29, 2024 until 5:00 p.m., New York City time, on Wednesday, November 27, 2024.

As required by rules of the United States Securities and Exchange Commission (the “SEC”), the Company will file a Tender Offer Statement on Schedule TO today. In addition, documents specifying the terms, conditions, and procedures for exercising the Repurchase Right will be available through the Depository Trust Company and the paying agent, which is Deutsche Bank Trust Company Americas. None of the Company, its board of directors, or its employees has made or is making any representation or recommendation to any holder as to whether to exercise or refrain from exercising the Repurchase Right.

The Repurchase Right entitles each holder of the Notes to require the Company to repurchase all of such holder’s Notes, or any portion thereof that is an integral multiple of US$1,000 principal amount. The repurchase price for such Notes will be an amount in cash equal to 100% of the principal amount of the Notes to be repurchased, plus accrued and unpaid interest to, but excluding, December 1, 2024, which is the date specified for repurchase in the Indenture (the “Repurchase Date”), subject to the terms and conditions of the Indenture and the Notes. The Repurchase Date is an interest payment date under the terms of the Indenture and the Notes. As December 1, 2024 is a Sunday, pursuant to the Indenture and the Notes, on Monday, December 2, 2024, which is the next succeeding business day, the Company will pay accrued and unpaid interest on all of the Notes through November 29, 2024 to all holders who were holders of record as of close of business on Friday, November 15, 2024, regardless of whether the Repurchase Right is exercised with respect to such Notes, with the same force and effect as if paid on December 1, 2024 and no interest shall accrue in respect of the delay. As a result, on the Repurchase Date, there will be no accrued and unpaid interest on the Notes. As of October 21, 2024, there was US$432,407,000 in aggregate principal amount of the Notes outstanding. If all outstanding Notes are surrendered for repurchase through exercise of the Repurchase Right, the aggregate cash purchase price will be US$432,407,000.

In order to exercise the Repurchase Right, a holder must follow the transmittal procedures set forth in the Company’s Repurchase Right Notice to holders (the “Repurchase Right Notice”), which is available through the Depository Trust Company and Deutsche Bank Trust Company Americas. Holders may withdraw any previously tendered Notes pursuant to the terms of the Repurchase Right at any time prior to 5:00 p.m., New York City time, on Wednesday, November 27, 2024, which is the second business day immediately preceding the Repurchase Date. If a holder has tendered any Notes pursuant to the Repurchase Right, such Notes cannot be converted unless the holder withdraws the tender in accordance with the terms of the Indenture.

This press release is for information only and is not an offer to purchase, a solicitation of an offer to purchase, or a solicitation of an offer to sell the Notes or any other securities of the Company. The offer to purchase the Notes will be only pursuant to, and the Notes may be tendered only in accordance with, the Company’s Repurchase Right Notice dated October 21, 2024 and related documents.

Holders of the Notes should refer to the Indenture for a complete description of repurchase procedures and direct any questions concerning the mechanics of repurchase to the Trustee by contacting Deutsche Bank Trust Company Americas. Holders of Notes may request the Company’s Repurchase Right Notice from the paying agent, at Deutsche Bank Trust Company Americas, c/o DB Services Americas Inc., 5022 Gate Parkway Suite 200, MS JCK01-218, Jacksonville, FL 32256.

HOLDERS OF NOTES AND OTHER INTERESTED PARTIES ARE URGED TO READ THE COMPANY’S TENDER OFFER STATEMENT ON SCHEDULE TO, REPURCHASE RIGHT NOTICE, AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT BILIBILI INC. AND THE REPURCHASE RIGHT.

Materials filed with the SEC will be available electronically without charge at the SEC’s website, http://www.sec.gov. Documents filed with the SEC may also be obtained without charge at the Company’s investor relations website, http://ir.bilibili.com.

About Bilibili Inc.

Bilibili is an iconic brand and a leading video community with a mission to enrich the everyday lives of young generations in China. Bilibili offers a wide array of video-based content with All the Videos You Like as its value proposition. Bilibili builds its community around aspiring users, high- quality content, talented content creators and the strong emotional bonds among them. Bilibili pioneered the “bullet chatting” feature, a live comment function that has transformed our users’ viewing experience by displaying the thoughts and feelings of audience members viewing the same video. The Company has now become the welcoming home of diverse interests among young generations in China and the frontier for promoting Chinese culture across the world.

For more information, please visit: http://ir.bilibili.com.

For investor and media inquiries, please contact:

In China:

Bilibili Inc.

Juliet Yang

Tel: +86-21-2509-9255 Ext. 8523

E-mail: ir@bilibili.com

Piacente Financial Communications

Helen Wu

Tel: +86-10-6508-0677

E-mail: bilibili@tpg-ir.com

In the United States:

Piacente Financial Communications Brandi Piacente

Tel: +1-212-481-2050

E-mail: bilibili@tpg-ir.com

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